Piper Jaffray Advises 24/7 Real Media, Inc.

      CLIENT INFORMATION
24/7 Real Media, Inc. (Nasdaq: TFSM) is a leading global digital marketing company that offers media services and software products and services for advertisers and publishers.

      TRANSACTION INFORMATION
On May 17, 2007, 24/7 Real Media announced that it has signed a definitive agreement to be acquired by WPP Group plc (“WPP”), one of the world’s largest communications services groups, in an all-cash transaction valued at approximately $649 million, net of cash acquired. The transaction has been unanimously approved by the Board of Directors of 24/7 Real Media and a committee of the Board of Directors of WPP, and is expected to be completed in the third quarter of 2007.

INVESTMENT BANKING
ADVISORY TEAM

David Parker
Managing Director
Head of Technology
Mergers & Acquisitions
415 277-1597

Ric Spencer
Principal
Head of Internet &
Digital Media
650 838-1331

Jace Kowalzyk
Vice President
Technology Mergers &
Acquisitions
650 838-1309

Scott Schopen
Vice President
Internet & Digital Media
650 838-1356

Piper Jaffray served as a financial advisor to 24/7 Real Media, Inc.
For tailored advisory solutions, contact us.

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